SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  February, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Minutes of the 165th Board of Directors' Meeting" dated on February 18, 2009.

February 18, 2009 (04 pages)
For more information, please contact:
Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ncarmo@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; February 18, 2009) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 165th Board of Directors’ meeting held on February 17, 2009:

1. DATE, TIME AND VENUE: February 17, 2009, at 12:00 (São Paulo time), at the Company’s headquarters located at Rua Martiniano de Carvalho #851, São Paulo - SP.

2. ATTENDEES: Antônio Carlos Valente da Silva – Chairman of the Board of Directors and Gustavo Fleichman, General Secretary.

3. CALL NOTICE: According to the article 19 of the Company’s Bylaws and verifying the statutory quorum, the meeting began.

4. DELIBERATIONS:

(I) Account for the fiscal year 2008 – With a preliminary appreciation of the Accounting and Controlling Committee, the Board unanimously analyzed and approved the Annual Report and account for the fiscal year ended on December 31, 2008, evidenced in the financial statements, elaborated as required by the Law #6404/76 involving the Balance Sheet on December 31, 2008 and 2007, Income Statements, Statement of Change in Net Worth, Statement of Cash Flow, Statement of Added Value and Footnotes, documents that were the opinion issued without reservation by the Public Account “Ernst & Young” and the followed by the Proposal of Results Allocation in the following terms:

“PROPOSAL OF THE MANAGEMENT FOR RESULTS ALLOCATION RELATED TO THE FISCAL YEAR 2008

Dear Shareholders,

According to the article 192 of the Law #6404/76, this Management proposes to Telesp’s Shareholders that the allocation of net income for the fiscal year ended on December 31, 2008, in the amount of R$2,419,971,586.45 (two billion, four hundred and nineteen million, nine hundred and seventy one thousand, five hundred and eighty six reais and forty five cents) shall be as follows:

Net Income For The Fiscal Year	2,419,971,586.45

Interest on Own Capital granted on May 20, 2008	(200,000,000.00)
Intermediary Dividends granted on May 20, 2008	(485,000,000.00)
Intermediary Dividends granted on November 24, 2008	(1,090,000,000.00)
Interest on Own Capital granted on December 09, 2008	(416,000,000.00)

228,971,586.45
Proposed amount to dividends payment – note 4	(228,971,586.45)

1. LEGAL RESERVE

In accordance to the article 193 of the Law #6404/76, the Company chose for not constitute a legal reserve, since its current balance added to the balance of capital reserves exceeded 30% of the capital stock, in accordance to the 1st paragraph of the same aforementioned article.

2. INTERIM DIVIDENDS

In accordance to the article 7, in conjunction with interpolated proposition XX of the articles 17 and 27 of the Company’s Bylaws, as well as in articles 204 and 205 of the Law #6404/76, the Management deliberated interim dividends, in the following dates and conditions:

May 20, 2008 – deliberated the amount of R$485,000,000.00 (four hundred and eighty five million reais) based on financial statements of March 31, 2008 and the payment begun on June 23, 2008, to common and preferred shareholders registered on Company’s book records by the end of May 20, 2008. After this date, the shares were considered as “ex-dividend”. Such dividends were charged to the mandatory minimum dividend of the 2008 fiscal year.

	Common	Preferred (*)
Dividends per share in R$	0.898872741283	0.988760015411

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

November 24, 2008 – deliberated the amount of R$1,090,000,000.00 (one billion and ninety million reais) based on financial statements of September 30, 2008, and the payment begun on December 10, 2008, to common and preferred shareholders registered on Company’s book records by the end of November 24, 2008. After this date, the shares were considered “ex-dividend”. Such dividends were charged to the mandatory minimum dividend of the 2008 fiscal year.

	Common	Preferred (*)

Dividends per share in R$	2.020146985564	2.222161684121

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

3. INTEREST ON OWN CAPITAL

In accordance to article 9 of the Law #9249/95, deliberation #207/96 of “Comissão de Valores Mobiliários” and the articles 7 and 28 of the Company’s Bylaws, the Board of Directors deliberated ad referendum of the General Shareholders’ Meeting, interest on own capital, in the following dates and conditions:

May 20, 2008 – deliberated the amount of R$200,000,000.00 (two hundred million reais) and after withholding the income tax of 15%, its net amount is R$170,000,000.00 (one hundred and seventy million Reais), which were distributed as of June 23, 2008, to common and preferred shareholders registered on Company’s book records by the end of May 20, 2008. After this date, the shares were considered as “ex-interest”.

Interest on Own Capital		200,000,000.00
(-) Withholding Income Tax		(30,000,000.00)
Net value of Interests Imputed into Dividends		170,000,000.00

Value for share R$	Gross Value	Net Value
Common shares	0.370669171663	0.315068795914
Preferred shares (*)	0.407736088829	0.346575675505

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

December 9, 2008 – deliberated the amount of R$416,000,000.00 (four hundred and sixteen million reais) and after income tax withholding, its net amount is R$353,600,000.00 (three hundred and fifty three million and six hundred reais) to common and preferred shareholders registered on Company’s book records by the end of December 30, 2008. As of December 31, 2008, inclusive, shares will be considered as “ex-interest”. The payment will be made in 2009 in a date to be determined by the General Shareholders’ Meeting.

Interest on Own Capital		416,000,000.00
(-) Withholding Income Tax		(62,400,000.00)
Net value of Interests Imputed into Dividends		353,600,000.00

Value for share R$	Gross Value	Net Value
Common shares	0.770991877059	0.655343095501
Preferred shares (*)	0.848091064765	0.720877405051

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

4. PROPOSAL OF DELIBERATION

The Board of Directors proposes in accordance to the paragraph 6 of the article 202 of the Law #6404/76, that the balance of profit in December 31, 2008, in the amount of R$ 395,110,343.71(three hundred and ninety five million, one hundred and ten thousand, three hundred and forty three reais and seventy one cents), as described below, to be charged as dividends, the payment will begin until the end of the fiscal year 2009.

Portion of the net income for 2008 not allocated	228,971,586.45
Dividends and Interest on Own Capital - prescribed	163,392,535.62
Earnings from the merger of “DABR”	40,712.58
Earnings of the initial balance adjustments – Law #11638/07	2,705,509.06

Accrued Profit in December 31, 2008	395,110,343.71

After the examination of the aforementioned documentation, the Board of Directors unanimously approved and submitted for the deliberation of the Ordinary General Shareholders’ Meeting the discussed subjects approved by the part of the item (i).

According to the article 163, paragraph 3 of the Law #6404/76, was also attendance for the appreciation of the aforementioned subjects all the effective members of the Company’s Audit Committee and Ernst & Young’s representatives, Luiz Carlos Marques and Luiz Carlos Passetti.

(II) Ordinary General Shareholders’ Meeting – It was approved that the Company proceeds to call for the Ordinary General Shareholders’ Meeting, following the legal and internal procedures. For that purpose, the President of the Board is empowered to formalize any act or document required to its consecution.

5. CLOSING: No further business matters to discuss, the meeting was concluded and the Secretary of the Company’s Board of Directors draw up this minutes, which was approved and subscribed by the attendant Board members, starting to be part of the own book.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 18, 2009	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director